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                              October 5, 2022

       Joey Firestone
       Chief Executive Officer
       Elite Performance Holding Corporation
       3301 NE 1st Ave. Suite M704
       Miami, FL 33137

                                                        Re: Elite Performance
Holding Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 22,
2022
                                                            File No. 333-262483

       Dear Joey Firestone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed September 22, 2022

       General

   1. Please file a response letter that addresses the comments issued to you on August 26,
                                                        2022. Also, when you
respond to these comments, please file a response letter.
   2. As requested in prior comment 11, please tell us whether the information accessible through the hyperlink
on page F-21 was audited. Also revise your disclosure to explain the studies to which
you refer to on page F-21 and how they support your claims, as previously requested.
   3. Please tell us with specificity where you revised the disclosure in response to prior comment 13.
 Joey Firestone
FirstName   LastNameJoey
Elite Performance HoldingFirestone
                          Corporation
Comapany
October     NameElite Performance Holding Corporation
         5, 2022
October
Page  2 5, 2022 Page 2
FirstName LastName
4. Please delete the references throughout your document to the "selling stockholders," such as the reference on page 7.
We wii incur increased costs, page 14

5. Please note that upon effectiveness of this registration statement, you will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended. Therefore, please revise to eliminate the disclosure that you will merely be filing reports on a "voluntary" basis.
Principal Stockholders, page 35

6. It appears that in response to prior comment 7, the company revised the disclosure in the table on page 35. Please tell us how you determined the reference on page 35 to ownership percentage of 21% given the disclosure in this section about ownership of
         25,000,000 shares and the disclosure on page 7 about 111,001,300 shares of common stock currently outstanding. Also, expand the disclosure on page 35 to disclose the total beneficial ownership and voting power considering all outstanding equity securities as requested in prior comment 7.
Recent Sales of Unregistered Securities, page 41

7. It appears that in response to prior comment 8, the company included the information about the Regulation D offering in the last paragraph on page 43. As previously requested, expand the information in this section to more completely address the requirements of
         Item 701 of Regulation S-K, including a brief statement of the facts relied upon to make the exemption from registration available and the nature and aggregate amount of consideration received by the registrant.
Unaudited Interim Financial Statements , page F-16

8. We note your amended Form S-1 continues to include the unaudited interim financial statements for the three months ended March 31, 2022. Please revise to include updated interim financial statements in accordance with Rule 8-08 of Regulation S-X.
Exhibits

9. It appears that in response to prior comment 9, the company filed a revised subscription agreement as an exhibit to this amendment. We note the reference in section 1.7 of the
         agreement to "The Subscriber acknowledges receipt and full and careful review and understanding of this Subscription Agreement and of the S-1 (as amended)." While we would not object to having an investor acknowledge receipt of the documents, it appears inappropriate to have an investor acknowledge that they have "reviewed" those documents. Please revise.
10. We note that the subscription agreement contains an exclusive forum provision in section
         4.9. Please provide disclosure regarding this provision in the prospectus, including a risk
 Joey Firestone
Elite Performance Holding Corporation
October 5, 2022
Page 3
      factor. Disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the
      Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement and your disclosure in the prospectus states this clearly.
       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJoey Firestone
                                                           Division of
Corporation Finance
Comapany NameElite Performance Holding Corporation
                                                           Office of
Manufacturing
October 5, 2022 Page 3
cc:       Matheau J. W. Stout
FirstName LastName